Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

October 5, 2015

United States Securities and Exchange Commission
Washington, DC 20549

Amber Group, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed July 17, 2015
File No. 333-199478
Dear: Barbara C. Jacobs

In response to your letter dated August 6, 2015, which included comments regarding our registration statement, we have prepared the following responses:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...,PAGE 25

COMMENT: 1

On June 16, 2015, Harris & Gillespie CPA's, PLLC resigned as your independent accountant and you retained Gillespie & Associates, PLLC as a replacement. Please revise to disclose the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Ensure that the Exhibit 16 letter provided by your former accountant is filed as an exhibit with your next amendment.

Response: We have revised to disclose the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Also, we have filed as an exhibit the letter provided by our former accountant

Please direct any further comments or questions you may have to the company's attorney:

Frederick C. Bauman, Esq.
Bauman & Associates Law Firm
5595 Egan Crest Dr.
Las Vegas ,Nevada 89131
Tel: (702)533-8372

Thank you.

Sincerely,


/s/ Vadims Furss
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Vadims Furss